Brian H. Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com
November 16, 2005
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549
Attention: Howard Baik

Re:	Directed Electronics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 17, 2005
File No. 333-127823
Ladies and Gentlemen:
     We express our appreciation for your prompt and thorough review of Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) of Directed Electronics, Inc., a Florida corporation (the “Company”). On behalf of the Company, we are responding to comments on Amendment No. 1 provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 2, 2005. In conjunction with these responses, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment”) via EDGAR.
     Pursuant to our discussions with the Staff, the Company’s responses to Staff comments Nos. 1 through 13 are indicated below, directly following a restatement of each comment in bold, italicized type. Please note that the Company responded to Staff comments Nos. 14 through 19 by letter dated November 10, 2005. To further facilitate the Staff’s review, the enclosed courtesy copies of the Amendment have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.
Summary, page 1
1.	SEC Comment: We note your response to comment 1 of our comment letter dated September 22, 2005. We reissue the comment as it applies to the sections entitled “Our Competitive Strengths” and “Our Strategy.” This information is more appropriately discussed in the complete business section. Please revise.

Company Response: Pursuant to your request, the Company has further revised the prospectus summary. The Company believes that the revised prospectus summary complies in all respects with Item 503 of Regulation S-K.
ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
SACRAMENTO
SILICON VALLEY
PHILADELPHIA
PHOENIX
TALLAHASSEE
TOKYO
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH

www.gtlaw.com
Greenberg Traurig, LLP | Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax 602.445.8100

Securities and Exchange Commission
November 16, 2005

Our Business, page 1
2.	SEC Comment: We note your response to comment 4 of our letter dated September 22, 2005; however, we note that you continue to state that you “have increased revenue consistently every year for the last 15 years.” Please revise to omit or balance this disclosure with net income trends for the past 15 years.

Company Response: Pursuant to your request, the Company has revised the disclosure to omit the language referred to in your comment.

3.	SEC Comment: We note the information you provided in response to comment 5 of our letter dated September 22, 2005. It is unclear how the information you provided supports your statement referenced in the first bullet point that you are the “largest designer and marketer of consumer branded vehicle security and convenience systems.” Please revise or provide additional support.

Company Response: Pursuant to your request, the Company has revised the disclosure to clarify that the Company is the “largest designer and marketer of consumer branded vehicle security and convenience systems” based on sales.

4.	SEC Comment: We note your response to comment 5 of our letter dated September 22, 2005. We note that the information you provide indicates that James E. Minarik is a member of the Board of Industry Leaders for the Consumer Electronics Association and a governor in the Electronic Industries Alliance. However, it is unclear how this information supports the statement that James E. Minarik is widely recognized for his industry leadership. Please omit the statement, or revise to describe his positions in the CEA and EIA.

Company Response: Pursuant to your request, the Company has revised the statement in accordance with your comment. As revised, the statement now reads that James E. Minarik “is a member of the Board of Industry Leaders for the Consumer Electronics Association and a governor of the Electronic Industries Alliance.”

5.	SEC Comment: We note your response to comment 6 of our letter dated September 22, 2005. We reissue that part of our comment asking you to disclose in the prospectus how you are a “leader” or the “largest designer and marketer.” For example, it appears that you are measuring leadership in terms of market share and sales revenue and that you are relying on the report by Bobit Business Media. Please also tell us whether this Bobit report was prepared specifically for you. If so, tell why you have not named the preparer as an expert and included a consent pursuant to Rule 436. In addition, we note that you have obtained a consent from Consumer Electronics Association. Please tell us why you have not filed this consent and named Consumer Electronics Association as an expert.

Company Response: Pursuant to your request, the Company has revised the disclosure to clarify that the Company is the “largest designer and marketer of consumer branded vehicle security and convenience systems” based on sales.

The Company believes that the Bobit Business Media (“Bobit”) report does not constitute information from a report or opinion of an expert or counsel and accordingly does not fall under Rule 436, the rule that would require a consent to be filed as an exhibit to the Registration Statement.
Greenberg Traurig, LLP

Securities and Exchange Commission
November 16, 2005

Bobit is the publisher of Mobile Electronics magazine. Bobit routinely conducts over 200 studies across 20 markets each year. The published results of one of these reports was attached as Exhibit B to the Company’s response to comment 5 of the Staff’s letter dated September 22, 2005. This report, which the Company did not request and did not provide any compensation for, was a 2004 survey conducted by Mobile Electronics magazine that asked a question of industry retailers substantially similar to those in the 2005 Study discussed below regarding their most preferred security/keyless entry and remote start products.

More recently, the Company requested Mobile Electronics to conduct a market share study (the “2005 Study”) for the Company’s different brands, for which the Company paid a fee to Bobit. Due to the nature and complexity of the 2005 Study, and the breadth of the industry, Mobile Electronics is the only industry source able to conduct the research because of its wide circulation and subscriber base, and because of Bobit’s research capabilities. The methodology of Bobit’s research was a broad, independent survey of retail subscribers from the Mobile Electronics subscriber base, not retailers solely affiliated with the Company.

The 2005 Study does not focus solely on the Company’s brands, but rather on the total retail market size of audio, video, security, and remote convenience products, including the market share of the Company’s competitors. According to Bobit as set forth in its report with respect to the 2005 Study, the purpose of the 2005 Study was to (1) determine overall industry size and market size of security, remote start, keyless entry, and related accessories; and (2) determine market share of all brands sold in the marketplace. To further this end, the questions Bobit asked in the survey relating to the 2005 Study were general questions regarding which brands the retailers carry, and what percentage of their sales were accounted for by each brand. Thus, the information obtained from Bobit constitutes general industry information that was not, and was not designed to be, specific to the Company. In many respects, the 2005 Study was a follow-on and update to the prior survey in order to provide the Company with more detailed information regarding its market share.

Furthermore, the 2005 Study is not summarized or quoted in the Registration Statement. Accordingly, the Company does not believe that a consent from Bobit pursuant to Rule 436 is required or appropriate.

The report from the Consumer Electronics Association, while not publicly available, is available to the general public for a nominal cost. The Consumer Electronics Association report entitled “U.S. Consumer Electronics Sales & Forecasts 2000-2005” is available for $149 on the Consumer Electronics Association website at www.ce.org. Neither a password nor membership to the association is required to access the website. Further, the report was not commissioned by the Company but rather is a research tool used by analysts to track the consumer electronics industry. The report contains general industry information and is not specific to the Company. Therefore, the Company has not named the Consumer Electronics Association as an expert in the Registration Statement pursuant to Rule 436.
Risk Factors, page 3
6.	SEC Comment: Please note that the meaning of terms in the summary must be clear from their context. Please revise to disclose the risks that you are referring to, rather than cross-referencing to the risk factors section.
Greenberg Traurig, LLP

Securities and Exchange Commission
November 16, 2005

Company Response: Pursuant to your request, the Company has revised the prospectus summary to disclose certain of the material risks facing the Company.
Industry, page 48
7.	SEC Comment: We note that you provided crime data in connection with your statement that “[i]n 2003, content theft from vehicles amounted to approximately $1.6 billion in the United States;” however, we were unable to locate support for this statement in Exhibit F. Please revise or advise us.

Company Response: Pursuant to your request, attached to this letter as Exhibit A is a report from the U.S. Department of Justice, Federal Bureau of Investigation, entitled “Crime in the United States 2004.” This information recently became available and updates the 2003 data. The Company has indicated in this report, which is publicly available, the support for the relevant statements contained in the registration statement.
Executive Compensation, page 71
8.	SEC Comment: We note your response to comment 20 of our letter dated September 22, 2005. Please revise to include the 2005 compensation in the table, rather than in a footnote.

Company Response: Pursuant to your request, the Company has revised the Summary Compensation Table to include 2005 base salary information for the “named executive officers.” Please note, however, that certain of the information relating to “Bonus” and “All Other Compensation” will not be available until after the Company’s fiscal year end on December 31, 2005. Accordingly, the Company has noted this in footnotes to the Summary Compensation Table.
Certain Relationships and Related Party Transactions, page 76
9.	SEC Comment: We note your responses to comments 28 and 41 of our letter dated September 22, 2005 and that employees purchased the convertible promissory notes. Please tell us whether any current or former members of management were among these purchasers, and if so, describe these transactions in the prospectus.

Company Response: Pursuant to your request, the Company has revised the disclosure in Certain Relationships and Related Party Transactions to describe purchases of the convertible promissory notes by any director or executive officer of the Company, and any security holder known to the Company to own more than five percent of any class of the Company’s voting securities.
Sale Bonus Agreements, page 76
10.	SEC Comment: We note your response to comment 21 of our letter dated September 22, 2005. Please quantify the cash and stock that each named executive will receive. In addition, we note that you have only filed the sale bonus agreement for Mr. Minarik. Please file each of the sale bonus agreements that were entered into with related parties.

Company Response: Pursuant to your request, the disclosure under “Sale Bonus Agreements” has been revised to reflect the amount of cash and restricted stock units that each named executive will receive. Supplementally, please be advised that Exhibit
Greenberg Traurig, LLP

Securities and Exchange Commission
November 16, 2005

10.5 is the form of Key Employee Sale Bonus Agreement for all key employees except Mr. Minarik. Mr. Minarik’s Sale Bonus Agreement is Exhibit 10.4. The form of Key Employee Sale Bonus Cancellation Agreement for all key employees except Mr. Minarik will be filed as Exhibit 10.20. The Sale Bonus Cancellation Agreement with Mr. Minarik will be filed as Exhibit 10.21. Except for the specific key employee percentages (which will result in different disclosed amounts to the named executive officers), all of the agreements for key employees other than Mr. Minarik are the same.
Associate Equity Gain Program, page 76
11.	SEC Comment: We note that you have revised your disclosure regarding the associate equity gain program. Previously, you disclosed that executive officers were included in the associate equity gain program and that executives would be paid a separate termination fee in connection with this program. In your current disclosure, you state that none of your executives are participants. Please explain this discrepancy and revise your disclosure to describe the associate equity gain program before and after this offering and any termination payments on an individual basis.

Company Response: Please be advised that the Associate Equity Gain Program (Exhibit 10.6) provides that program payments will be distributed solely to “Qualifying Associates,” the definition of which excludes, among other persons, (i) all members of the Company’s Executive Committee, and (ii) each member of management and any other employee who either has an ownership interest in the Company or who has been formally offered an opportunity to invest in the Company. The Company has confirmed that no executive officer participates or is eligible to participate in the Associate Equity Gain Program.

Pursuant to your request, additional disclosure has been added to “Associate Equity Gain Program” to clarify that the program will be terminated upon the completion of the offering, and to also state that no individual will receive more than the specified amount of cash and restricted stock units.
Principal and Selling Stockholders, page 78
12.	SEC Comment: We note your responses to comments 23 and 24 of our letter dated September 22, 2005. Please disclose that none of the selling stockholders are broker-dealers, as indicated in your response. Please also revise footnote (4) to disclose the affiliation with a broker-dealer and name the registered broker-dealer.

Company Response: Pursuant to your request, the Company has revised the disclosure regarding principal and selling shareholders to indicate that none of the selling stockholders are broker-dealers and to disclose the name of any registered broker-dealer with which any selling shareholder is affiliated.
Description of Capital Stock, page 80
Common Stock, page 80
13.	SEC Comment: We note your response to comment 25 of our letter dated September 22, 2005. We note that holders of Class A and B common stock were entitled to dividends. Please tell us whether you intend to pay any dividends in connection with the conversion or in connection with this offering.
Greenberg Traurig, LLP

Securities and Exchange Commission
November 16, 2005

Company Response: Pursuant to your request, the Company has revised the disclosure to state that it does not intend to declare dividends on its Class A or Class B common stock in connection with the conversion or in connection with the offering.
* * * * *
     Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.
     Pursuant to Rule 418(b) under the Securities Act, the Company hereby requests that the Staff return the Exhibit to this letter after completion of the Staff’s review. The Company has therefore not filed the Exhibit in electronic format via the EDGAR system.
     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.
Sincerely,
/s/ Brian H. Blaney
Brian H. Blaney
For the Firm
BHB:sw

cc:	Sarah Goldberg (w/encl.) James E. Minarik (w/encl.)
Greenberg Traurig, LLP